Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement 333-132868
***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: Clark Hinckley
One South Main, Suite 1134	Tel: (801) 524-4787
Salt Lake City, Utah	June 12, 2006
Harris H. Simmons
Chairman/Chief Executive Officer
ZIONS BANCORPORATION OFFERS A NEW
EMPLOYEE STOCK OPTION VALUATION METHOD
SALT LAKE CITY, June 12, 2006 — Zions Bancorporation (NASDAQ: ZION) announced today that it has filed a preliminary prospectus supplement with the Securities and Exchange Commission with respect to the offering of its Employee Stock Option Appreciation Rights Securities (ESOARS), Series 2006 and has scheduled an internet auction of those securities.
These new securities are being offered in part to provide a market basis, which may be used to help Zions estimate the fair value of stock options that we have granted to employees. The Zions Bancorporation ESOARS, Series 2006, which are being offered in the auction, will pay a percentage of the net value obtained by employees when they exercise a reference pool of stock options. Investors in these securities will receive 10% of the amount, if any, that the trading price of the equity underlying the option exceeds the option exercise price, multiplied by the number of options exercised. It is important to note that ESOARS are not stock options and that ESOARS do not represent an equity interest in Zions Bancorporation.

The auction is currently scheduled to be held from 9:30 a.m. E.D.T on June 28, 2006 until 4:15 p.m. E.D.T. June 29, 2006 at www.esoars.com. The software for the auction was developed by Grant Street Group, a provider of securities auction platforms.
Financial Accounting Standard (FAS) No. 123R requires companies to expense employee stock options. The current pricing practice is to use modifications of standard option pricing models, such as the Black-Scholes-Merton or the binomial/lattice models. However, these models were not designed to reflect the suboptimal behavior of the employees in exercising their options. Consequently, these models may not accurately estimate employee stock option values. Although the SEC has expressed a belief that a properly designed and executed open market approach valuing employee stock options might work, and FAS 123R indicates a preference for a market price, the ESOARS method has not been evaluated or approved by either the Financial Accounting Standards Board or the SEC. Investing in ESOARS is high risk and there is no guarantee that the holders of ESOARS will receive any return on investment. ESOARS are unusual and complex securities that may require sophisticated analysis to evaluate.
“Zions Bancorporation hopes to be the first option-granting company to issue ESOARS,” said W. David Hemingway, senior investment officer and executive vice president. “The purpose of the auction is to demonstrate that such a security can indeed provide a method for determining the value of employee stock options that is more accurate than currently used models. We believe that, if we are successful, this method may help other publicly traded companies in their efforts to comply with FAS 123R.”
Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.
Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select high growth markets. Zions operates its banking businesses under local management teams and community identities through over 450 offices and 500 ATMs in 10 Western states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.
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